John A. Good	The Tower at Peabody Place
phone:: (901)543-5901	100 Peabody Place, Suite 900
fax: (888)543-4644	Memphis, TN 38103-3672
e-mail: JGood@bassberry.com	(901) 543-5900
August 29, 2011
Via EDGAR and FedEx
Michael E. McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Re:	AmREIT, Inc. Registration Statement on Form S-11 Filed July 19, 2011 File No. 333-175663
Dear Mr. McTiernan:
     On behalf of AmREIT, Inc. (“AmREIT” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in a letter dated August 10, 2011 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 (File No. 333-175663) filed with the Commission on July 19, 2011 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.
     The discussion below is presented in the order of the numbered comments in the Comment Letter. References to page numbers in the responses below refer to Amendment No. 1. For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.
bassberry.com

Michael E. McTiernan
Securities & Exchange Commission

General
1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.
     The Company respectfully advises the Staff that it is in the process of selecting the graphics, maps, photographs and related captions and/or artwork that will be used in the prospectus. Once these materials are selected, the Company will supplementally provide these materials to the Staff prior to inclusion in the prospectus.
2.	We note your statement on p. i and ii that the projections attributed to Reis and Nielsen in the prospectus have not been expertized. However, we also note that the section entitled “Our Industry and Market Opportunity” includes numerous projections that are expressly attributed to Reis or Nielsen and seem to have been made based on their expertise with respect to the subject matter covered. Please provide an analysis as to why Reis and Nielsen should not be considered experts for purposes of Rule 436. To the extent these projections are meant to be attributed to the company, please revise the disclosure in the section entitled “Our Industry and Market Opportunity” to make this clearer to investors.
     The Company respectfully submits that neither Reis, Inc. (“Reis”) nor The Nielsen Company (“Nielsen”) are “experts” within the meaning of Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that statistical data providers are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Indeed, the Company does not believe that providers of such demographic or other statistical data practice within a “profession [that] gives authority to a statement made by [such providers].” Accordingly, absent a specific statement asserting that Reis and Nielsen are “experts” or that the projections obtained from Reis and Nielsen are purported to be made on the authority of Reis and Nielsen as “experts,” the Company believes that neither Reis nor Nielsen should be considered “experts” within the meaning of the federal securities laws. In support of the Company’s position that neither Reis nor Neilsen are “experts”, the Company has expressly stated on pages i and ii of the Registration Statement that none of the information obtained from Reis or Nielsen has been expertised. The Company further notes that neither Reis nor Nielsen consider themselves to be “experts” within the meaning of the federal securities laws.
     With respect to the projections obtained from Reis and Nielsen that the Company has included in the prospectus, the Company has not obtained, and cannot obtain, consents to name either Reis or Nielsen as “experts” in accordance with Rule 436. The Company and the other Section 11 persons understand that, if a third party does not provide a consent in accordance with

Michael E. McTiernan
Securities & Exchange Commission

Rule 436, such disclosure would not be deemed “expertised” and the liability framework of Section 11 of the Securities Act would not operate to shift the burden of reasonable investigation away from the Section 11 persons to such third party. Accordingly, the Company and the other Section 11 persons understand that they will be subject to Section 11 liability with respect to the projections included in the section entitled “Our Industry and Market Opportunity” and that neither Reis nor Nielsen will assume any potential liability for such projections. Thus, in light of the foregoing and as the Staff has indicated, the Company previously included disclosure on pages i and ii of the Registration Statement to clearly indicate that the projections obtained from Reis and Nielsen have not been expertised and that the Company has sole responsibility for such projections. Furthermore, in response to the Staff’s comments, the Company has added similar disclosure to the introductory language included in the section entitled “Our Industry and Market Opportunity” on page 80.
     As a result of the foregoing, the Company respectfully submits that Reis and Nielsen should not be considered experts for purposes of Rule 436 and thus consents are not required to be filed as exhibits to the Registration Statement.
3.	Please provide supplemental support for factual assertions in the prospectus and management’s assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:
•	In 2010, Texas was home to 57 Fortune 500 firms, the highest concentration in any one U.S. state after California, page 75;

•	In 2010, Texas was ranked as the number one state in the U.S. in terms of export revenues for the ninth year in a row, with exports totaling $206.6 billion for the year, page 75;

•	In addition to favorable macroeconomic factors, Texas also benefits from a limited supply of new commercial real estate, as new construction deliveries have dropped to nearly zero due to the difficulty of obtaining construction financing, page 76;

•	Within our core markets of Houston, Dallas, San Antonio and Austin, new construction deliveries in the first quarter of 2011 accounted for less than one-half of one percent of total existing inventory, page 76; and

•	Moreover, the three-mile radius outside of AmREIT’s Houston assets has an average household income of $110,162, page 77.
     In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of the materials to support the factual assertions in the prospectus. As requested, the Company has marked the specific language in the supplemental materials to highlight the specific information that it believes supports the statement referenced.

Michael E. McTiernan
Securities & Exchange Commission

4.	We note that the company plans to conduct exchange offers for the class A shares following this offering. Please confirm that these offers will be conducted in compliance with the Exchange Act Rule 13e-4. In addition, please provide your analysis as to why the disclosure of the planned exchange offers in the prospectus should not be considered the first public announcement of the offer under the tender offer rules.
     In response to the Staff’s comment, the Company confirms that it will conduct the exchange offers described in the prospectus in compliance with Exchange Act Rule 13e-4. However, we respectfully submit that describing the intentions of the Company to conduct exchange offers in the future is not a public announcement of an issuer tender offer. The term “public announcement” is defined by Exchange Act Rule 13e-4 as any communication “that is reasonably designed to, or has the effect of, informing the public or security holders in general about the issuer tender offer.” We respectfully submit that no issuer tender offer currently exists or will exist at the time of the distribution of the prospectus. The board of directors has not approved the conduct or specific terms of any exchange offer, and the commencement and terms of any exchange offer are wholly contingent upon the successful completion of the offering, as well as the board of directors’ approval. Furthermore, at the time that the prospectus is distributed, the charter amendments creating the two classes of stock will not yet be filed; therefore “Class A common stock” will not yet exist. For these reasons, we believe that the intentions of the Company, as described in the prospectus, merely serve to inform investors in the offering of the Company’s future intentions with respect to the Class A common stock that will be outstanding following the offering. Further, we believe that identifying such stated intentions of the Company as a “public announcement” of the exchange offer, which would require filing such intentions under Rule 425 of the Securities Act or under cover of Schedule TO, would be misleading to existing stockholders because (i) the reclassification will not occur until immediately prior to the pricing of the offering, and (ii) even following a successful offering, the board of directors still has sole discretion regarding the conduct of the exchange offers and the board of directors ultimately may decide not to conduct the exchange offers or to commence them at a later date than the intended schedule disclosed in the prospectus. As a result of the foregoing, the Company has added disclosure on pages 9 and 42 indicating that it may delay the commencement of the exchange offers or decide not to conduct them at all, which we believe clarifies that the description of the exchange offers are stated intentions as of the date of the prospectus and does not constitute a public announcement of an issuer tender offer.

Michael E. McTiernan
Securities & Exchange Commission

Our Competitive Strengths, page 2
5.	We note your statement on page 2 that you were able to increase rental rates by an average of 7.3% on lease renewals and 6.6% on new leases from January 2006 through December 2010. However, we also note your disclosure on page 94 that shows significantly reduced lease rollover percentage increases in 2009-2010 as compared to 2006-2007, and negative lease rollover percentages for the three months ended March 31, 2011. Please revise to provide more balanced disclosure of your lease rollover percentages that addresses more recent rollover trends. In addition, please include the statement disclosed on page 51 regarding your belief about the relationships between your current lease rates and market rents.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 93 to provide more balanced disclosure of its lease rollover percentages and to more fully describe recent changes in rental rates for renewals and new leases. In addition, the Company has included the statement previously disclosed on page 51 of the Registration Statement regarding its belief about the relationships between its current lease rates and market rents on pages 2 and 93.
Our Distribution Policy, page 9
6.	Please revise to clarify whether the board intends to maintain the current dividend rate following the offering.
     The Company respectfully advises the Staff that the board of directors is currently evaluating whether to maintain the current dividend following the completion of the offering. At such time as a determination is made, the Company will add disclosure in the prospectus to reflect the board of directors’ intention with respect to the current dividend rate.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Rental Rates, page 51
7.	Refer to your historical leasing activity table on page 94. From the table, it appears that your annualized base rent per square foot you have been able to achieve for your new leases and renewals has been declining when compared with your expiring annualized base rent per square foot over the past 5 years. Please revise your MD&A to discuss this trend or tell us why such disclosure would not be important to an investor’s understanding of your financial condition. See Item 303(a)(3)(ii) of Regulation S-K.
     In response to the Staff’s comment, the Company respectfully submits that, while the percentage change in average base rent per square foot on new leases and renewal of expiring leases has fluctuated over the five-year period presented, the Company notes that it has achieved increases in annualized base rent per square foot relative to expiring leases in all periods with the exception of new leases in 2008 and renewals in the 2011 year-to-date period, neither of which management of the Company believes constitute a trend that would warrant discussion pursuant

Michael E. McTiernan
Securities & Exchange Commission

to Item 303(a)(3)(ii) of Regulation S-K. The Company respectfully advises the Staff that, with respect to 2008, the reduction in new lease rates (8% reduction) was attributable to the economic downturn that impacted its tenants most heavily during the 2008 period. With respect to the 2011 period, the Company experienced a reduction in annualized base rent per square foot on renewal leases (2% reduction) for the first time during this five-year period. While management of the Company does not believe this constitutes a trend pursuant to Item 303(a)(3)(ii) of Regulation S-K and believes the Company will be able to generate positive changes upon lease renewal over the long term, in response to the Staff’s comment, the Company has added disclosure on page 54 to address the 2011 change.
Results of Operations, page 55
8.	We note that you have disclosed same store net operating income. Please revise to disclose how you determined which properties to include in your same store pool for the periods covered. In particular, please note if a property that was owned in both periods has been excluded from the same store pool, such as a result of undergoing renovation or re-positioning.
     In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 61 to indicate that the same store pool represents properties that were owned since the beginning of the three and six month periods ended June 30, 2011. The Company further advises the Staff that no properties were excluded from the same store pool during the six-month period ended June 30, 2011, which is the only period for which it includes same store data.
Comparison of the Three Months Ended March 31, 2011 to the Three Months Ended March 31, 2010, page 55
9.	For each of the periods compared, please provide more detail regarding the relative contribution of changes in occupancy and changes in rents to your changes in rental income.
     In response to the Staff’s comment, the Company has revised its disclosure on page 59 to provide the relative contribution of occupancy and rental rate changes to its changes in rental income.
Liquidity and Capital Resources, page 67
10.	Please advise us why you present a debt-to-gross assets ratio for historical leverage but a debt-to-enterprise value for pro forma leverage.
     In response to the Staff’s comment, the Company has revised its disclosure on page 73 to remove the reference to historical debt-to-gross assets ratio.

Michael E. McTiernan
Securities & Exchange Commission

Our Industry and Market Opportunity, page 74
11.	Please define the following terms so that an investor who is unfamiliar with your industry can understand what you mean:
•	MSA, page 76; and

•	Negative net absorption, page 79.
     In response to the Staff’s comment, the Company has added disclosure on page ii of Amendment No. 1 to define the above-referenced terms.
Historical Leasing Activity, page 94
12.	For both new leases and renewals, please add a row reflecting your leasing commissions and tenant improvements on a per square foot basis.
     In response to the Staff’s comment, the Company has revised the Historical Leasing Activity table on page 101 to reflect its leasing commissions and tenant improvements on a per square foot basis.
Executive Compensation
Peer Groups for Executive Compensation Purposes, page 126
13.	We note that in 2010 your compensation committee used the 2010 NAREIT Compensation and Benefits Survey and the 2010 National Real Estate Compensation and Benefits Survey prepared by CEL & Associates as well as SEC filings from your peer group companies to provide it with relevant market data regarding compensation. Please tell us whether you engaged in benchmarking your compensation against other peer companies using market data. To the extent that you benchmarked your compensation, please disclose the target ranges for each element of your compensation in comparison to your peer group and whether the actual amounts paid fell within those ranges.
     In response to the Staff’s comment, the Company confirms that it does not engage in benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. Rather, the Company assesses general market compensation information through the industry surveys noted in the Staff’s comment and then assesses specific peer compensation information based on its review of proxy filings and other SEC filings of peer companies. After general market and company specific information is quantitatively and qualitatively reviewed, appropriate adjustments may be made to various components of the Company’s compensation plan to facilitate the assessment and measurement of short- and long-term goals. This approach is designed to ensure that the Company’s compensation arrangements are within market guidelines. Furthermore, the Company believes that this approach, along with the components of its compensation plan, allows it to attract and retain a high quality team of professionals and to align their interests with those of the Company’s stockholders. As a result of the foregoing, the Company cannot

Michael E. McTiernan
Securities & Exchange Commission

disclose the target ranges for each element of its compensation in comparison to its peer group and whether the actual amounts paid fell within those ranges.
Underwriting, page 179
14.	Please identify the specific underwriters whose affiliates will participate in the credit line.
     The Company respectfully advises the Staff that it has received $65 million in commitments for an anticipated $75 million unsecured revolving credit facility. Currently, none of the commitments are from affiliates of the underwriters in the offering. However, to the extent that any affiliates of the underwriters in the offering will participate in the credit facility, the Company will identify in the prospectus the specific underwriters whose affiliates will participate in such credit facility.
Direct Operating Expenses, page F-71
15.	We note the disclosure that interest expense is excluded from the summary. However, it appears that interest expense is included in the summary. Please revise or advise.
     In response to the Staff’s comment, the Company has revised the disclosure on page F-75 to remove the reference to the exclusion of interest expense in note (4), as interest expense is included in the summary.
Exhibits
16.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.
     In response to the Staff’s request, the Company has supplementally provided drafts of the legal and tax opinion as Exhibit A and Exhibit B to this letter, respectively. In addition, the Company confirms that it will file copies of all of its remaining exhibits as promptly as possible so that the Staff will have sufficient time to review them. Furthermore, in response to the Staff’s comment regarding “form of” agreements, the Company respectfully advises the Staff that it intends to execute the various form of agreements listed as Exhibits 1.1, 3.3, 3.4 and 3.5 immediately prior to or concurrently with the closing of this offering. As such, the Company is not able to file final, executed agreements prior to the effectiveness of the Registration Statement for certain listed exhibits. For instance, because the Company does not intend to execute Exhibits 3.3, 3.4 and 3.5 (collectively, the “Charter Amendment Documents”) and file them with the state of Maryland until immediately prior to pricing of the offering, the Company is not able to file executed copies of such documents as exhibits prior to effectiveness of the Registration Statement. Furthermore, the Company understands that, pursuant to Instruction 1 to Item 601 of

Michael E. McTiernan
Securities & Exchange Commission

Regulation S-K, it will not be permitted to incorporate by reference to any “form of” agreements and intends to file such final, executed versions of the Charter Amendment Documents as exhibits to a Current Report on Form 8-K within four business days following their effective date.
* * * *
     The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.
Sincerely,
/s/ John A. Good
cc:	H. Kerr Taylor, AmREIT, Inc. Chad C. Braun, AmREIT, Inc. Samantha S. Gallagher, Hogan Lovells US LLP

Exhibit A
Legal Opinion

[LETTERHEAD OF VENABLE LLP]
DRAFT — SUBJECT TO REVIEW AND CHANGE
                    , 2011
AmREIT, Inc.
Suite 1000
8 Greenway Plaza
Houston, Texas 77046
Re:	Registration Statement on Form S-11 (File No. 333-175663)
Ladies and Gentlemen:
          We have served as Maryland counsel to AmREIT, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to $86,250,000 in shares (the “Shares”) of Class B Common Stock, $0.01 par value per share, of the Company, to be issued by the Company in a public offering (the “Offering”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).
          In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):
          1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;
          2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);
          3. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;
          4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;
          5. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the sale, issuance and registration of the Shares and the delegation to a Pricing Committee of the Board (the “Pricing Committee”) of the power to determine the number of Shares and the offering price of each Share to be sold in the Offering (the “Resolutions”), certified as of the date hereof by an officer of the Company;

AmREIT, Inc.
                    , 2011

          6. A certificate executed by an officer of the Company, dated as of the date hereof; and
          7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.
          In expressing the opinion set forth below, we have assumed the following:
          1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.
          2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.
          3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.
          4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.
          5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in the Charter.
          6. Prior to the issuance of the Shares, the Pricing Committee will determine, in accordance with the Resolutions, the number of Shares and the offering price of each Share to be sold in the Offering (the “Corporate Proceedings”).
          Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:
          1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.
          2. The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Resolutions and the Corporate Proceedings, the Shares will be validly issued, fully paid and nonassessable.

AmREIT, Inc.
                    , 2011

          The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.
          The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.
          This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.
Very truly yours,

Exhibit B
Tax Opinion

The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, TN 38103-3672
(901) 543-5900
[•], 2011
AmREIT, Inc.
8 Greenway Plaza
Houston, Texas 77046
Re:	AmREIT, Inc.’s Qualification as a Real Estate Investment Trust
Ladies and Gentlemen:
     We have acted as counsel to AmREIT, Inc., a Maryland corporation (the “Company”), in connection with the offer and sale of shares of the Company’s Class B stock, par value $0.01 per share, pursuant to a registration statement on Form S-11 filed on even date herewith (the “Registration Statement”), which contains the related prospectus (the “Prospectus”). You have requested our opinion regarding certain U.S. federal income tax matters.
     In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided by the Company as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, the Company has provided us with, and we are relying upon, certificates containing certain factual representations and covenants of duly authorized officers of the Company (the “Officers’ Certificates”) relating to, among other things, (i) the actual and proposed operations of the Company and the entities in which the Company holds, or has held, a direct or indirect interest and (ii) the actual operations of AmREIT, a Maryland real estate investment trust that merged with and into the Company on November 24, 2009 (the “Predecessor Company”), and the entities in which the Predecessor Company held a direct or indirect interest.
     For purposes of this opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officers’ Certificates or in any other document. In particular, we note that the Company and the entities in which the Company holds, or has held, a direct or indirect interest have engaged in, and may engage in, transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. We also note that the Predecessor Company and the entities in which the Predecessor Company held a direct or indirect interest engaged in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on the Company’s representations that the facts, statements, representations and covenants presented in the Officers’ Certificates and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief or intent. Our opinion is conditioned
bassberry.com

AmREIT, Inc.

on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with such facts, statements, representations and covenants. Any material change or inaccuracy in the facts, statements, representations and covenants referred to, set forth, or assumed herein or in the Officers’ Certificates may affect our conclusions set forth herein.
     In our review of certain documents in connection with our opinion as expressed below, we have assumed that each of the documents has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended subsequent to our review. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.
     Our opinion also is based on the correctness of the following assumptions: (i) the Company and the entities in which the Company holds, or has held, a direct or indirect interest have been and will continue to be operated in accordance with the laws of the jurisdictions in which they were formed and in the manner described in the relevant organizational documents, (ii) the Predecessor Company and the entities in which the Predecessor Company held a direct or indirect interest were operated at all times in accordance with the laws of the jurisdictions in which they were formed and in the manner described in the relevant organizational documents, (iii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities in which the Company holds a direct or indirect interest have been formed and (iv) each of the written agreements to which the Company, the Predecessor Company or any of the entities in which either the Company or the Predecessor Company has or had an interest is a party will be implemented, construed and enforced in accordance with its terms.
     In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.
     We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America to the extent specifically referred to herein. In addition, we express no opinion on any issue relating to the Company or the Predecessor Company, other than as expressly stated below.

AmREIT, Inc.

     Based on the foregoing and subject to the other qualifications and limitations included herein, we are of the opinion that:
     1. Commencing with its taxable year ending December 31, 2008, the Company has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its method of operation will enable the Company to continue to meet the requirements for qualification and taxation as a REIT under the Code for the taxable year ending December 31, 2011 and thereafter.
     2. Commencing with its taxable year ending December 31, 2007 through its taxable year ending November 24, 2009, the Predecessor Company was organized in conformity with the requirements for qualification and taxation as a REIT under the Code.
     3. The statements set forth in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.
     The Company’s continued qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels, the diversity of its stock ownership and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of the Company’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.
     This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue. We will not review on a continuing basis the compliance by the Company or the entities in which the Company holds a direct or indirect interest with the documents or assumptions set forth above, or the representations set forth in the Officers’ Certificates. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.
     The foregoing opinion is based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The IRS has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification and taxation. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

AmREIT, Inc.

     The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinion is rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. This opinion letter is solely for the information and use of the addressee, and it speaks only as of the date hereof. We undertake no obligation to update any opinion expressed herein after the date of this letter. This opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.
     We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. We also consent to the references to Bass, Berry & Sims PLC under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.
Sincerely,